Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-8
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

FPIC INSURANCE GROUP, INC.
(Exact Name of registrant as specified in its charter)

Florida	**59-3359111**
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

225 Water Street, Suite 1400, Jacksonville, Florida 32202
(Address of principal executive offices) (Zip code)

Defined Contribution Plan
(Full title of the Plan)

John R. Byers
FPIC Insurance Group, Inc.
225 Water Street, Suite 1400
Jacksonville, Florida 32202
(904) 354-2482
(Name and address of agent for service)

Copy to:

Roberta Goes Cown, Esq.
FPIC Insurance Group, Inc.
225 Water Street, Suite 1400
Jacksonville, Florida 32202
(904) 354-2482

Calculation of Registration Fee

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount Of Registration fee(2)
Common Stock, $.10 par value per share	250,000 shares	$36.12	$9,030,000	$966.21

(1) Plus such indeterminate number of additional shares as may become available for sale pursuant to the anti-dilution provisions contained in the Plan.

In addition, pursuant to Rule 416(c) under the Securities Act of 1933, this Registration Statement also covers an indeterminate amount of interests to be offered or sold pursuant to the Plan.

(2) Pursuant to Rules 457(c) and 457(h) under the Securities Act of 1933, as amended, the registration fee for the shares covered by this Registration Statement has been calculated on the basis of 36.12 per share, the average of the high and low prices of the registrant's common stock as reported on the Nasdaq National Market on December 16, 2005.

This Registration Statement is being filed pursuant to Instruction E of Form S-8 and incorporates by reference the Registration Statement previously filed with respect to this Plan on Form S-8 (Registration No. 333-09375).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on the 21st day of December, 2005.

FPIC INSURANCE GROUP, INC.
(Registrant)

/s/ John R. Byers

John R. Byers
President and Chief Executive Officer

SPECIAL POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears on the Signature Page to this Registration Statement constitutes and appoints John R. Byers, Kim D. Thorpe and Roberta Goes Cown, and each or any of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, including any amendment or registration statement filed pursuant to Rule 462, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, and grants unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature)	(Title)	(Date)
/s/ John R. Byers John R. Byers	President, Chief Executive Officer and Director (Principal Executive Officer)	December 21, 2005
/s/ Kim D. Thorpe Kim D. Thorpe	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	December 21, 2005

(Signature)	(Title)	(Date)
/s/ Robert O. Baratta, M.D. Robert O. Baratta, M.D.	Chairman of the Board	December 21, 2005
/s/ Kenneth M. Kirschner Kenneth M. Kirschner	Vice Chairman	December 21, 2005
/s/ John K. Anderson, Jr. John K. Anderson, Jr.	Director	December 21, 2005
/s/ Richard J. Bagby, M.D. Richard J. Bagby, M.D.	Director	December 21, 2005
/s/ M. C. Harden, III M. C. Harden, III	Director	December 21, 2005
/s/ Terence P. McCoy, M.D. Terence P. McCoy, M.D.	Director	December 21, 2005
/s/ John G. Rich John G. Rich	Director	December 21, 2005
/s/ Joan D. Ruffier Joan D. Ruffier	Director	December 21, 2005
/s/ Guy T. Selander, M.D. Guy T. Selander, M.D.	Director	December 21, 2005
/s/ David M. Shapiro, M.D. David M. Shapiro, M.D.	Director	December 21, 2005

Pursuant to the requirements of the Securities Act of 1933, the trustees (or other persons who administer the employee benefit plan) have duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on December 21, 2005.


DEFINED CONTRIBUTION PLAN
(The Plan)


/s/ John R. Byers
_____

John R. Byers
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
4	Defined Contribution Plan*
5	Opinion of Roberta Goes Cown, Esq.
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Roberta Goes Cown, Esq. (included in Exhibit 5)
24	Powers of Attorney (included in signature pages)

* Incorporated herein by reference to FPIC Insurance Group, Inc.'s Form S-8 (Commission File No. 333-09375) filed on August 1, 1996.

The undersigned Registrant has submitted the FPIC Insurance Group, Inc. Defined Contribution Plan to the Internal Revenue Service ("IRS") in a timely manner and has made and will make all changes required by the IRS in order to qualify such plan under Section 401 of the Internal Revenue Code of 1986, as amended.

Exhibit 5

Roberta Goes Cown, Esq.
Corporate Counsel, FPIC Insurance Group, Inc.
225 Water Street, Suite 1400
Jacksonville, Florida 32202

December 21, 2005

FPIC Insurance Group, Inc.
225 Water Street, Suite 1400
Jacksonville, Florida 32202

Re: Registration Statement on Form S-8 Relating to Shares of Common
         Stock Issuable Pursuant to FPIC Insurance Group, Inc. Defined Contribution Plan

Ladies and Gentlemen:

This opinion is being furnished in connection with the Registration Statement on Form S-8 (the "Registration Statement") of FPIC Insurance Group, Inc. (the "Company"), under the Securities Act of 1933, as amended, for the registration of 250,000 shares of common stock, par value $.10, issuable pursuant to the FPIC Insurance Group, Inc. Defined Contribution Plan (the "Plan"), as amended. The common stock issuable pursuant to the Plan is referred to herein as the "Shares."

I have examined and am familiar with the following:

A.   Articles of Incorporation of the Company, as amended, as filed in the Office of the Secretary of State of the State of Florida;

B.   Bylaws, as amended, of the Company;

C.   The proceedings of the Board of Directors and shareholders of the Company in connection with the adoption of the Plan; and

D.   Such other documents, Company records and matters of law as I have deemed to be pertinent.

Based on the foregoing, it is my opinion that:

1.   The Company has been duly incorporated and is validly existing and in good standing under the laws of the State of Florida.

2.   The Shares have been duly authorized and when issued in accordance with the terms of the Plan will be duly and validly issued, fully paid and nonassessable.

I hereby consent to the inclusion of this opinion as Exhibit 5 in the Registration Statement. In giving this consent, I do not thereby admit that I come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations of the Securities and Exchange Commission promulgated thereunder.

/s/ Roberta Goes Cown
Roberta Goes Cown, Esq.

Exhibit 23.1

CONSENT OF PRICEWATERHOUSECOOPERS LLP

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 15, 2005 relating to the financial statements, financial statement schedules, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, of FPIC Insurance Group, Inc., which appears in FPIC Insurance Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2004.

/s/ PricewaterhouseCoopers LLP

Jacksonville, Florida
December 19, 2005